UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for August 2019

On a YoY basis, passenger traffic increase 0.4% in Mexico, 7.6% in Puerto Rico and 16.1% in Colombia

Mexico City, September 4, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for August 2019 increased 4.8% when compared to August 2018. Passenger traffic increase in 0.4% in Mexico, in 7.6% in Puerto Rico and 16.1% in Colombia.

This announcement reflects comparisons between August 1 through August 31, 2019 and 2018. As well as figures for 2019 and 2018. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	August		% Chg	Year to date		% Chg
	2018	2019		2018	2019
Mexico	2,905,176	2,915,346	0.4	22,982,394	23,564,174	2.5
Domestic Traffic	1,504,479	1,546,236	2.8	10,487,408	11,078,558	5.6
International Traffic	1,400,697	1,369,110	(2.3)	12,494,986	12,485,616	(0.1)
San Juan, Puerto Rico	757,566	815,043	7.6	5,835,812	6,501,170	11.4
Domestic Traffic	669,280	733,331	9.6	5,198,954	5,801,363	11.6
International Traffic	88,286	81,712	(7.4)	636,858	699,807	9.9
Colombia	947,754	1,100,536	16.1	6,776,722	7,793,748	15.0
Domestic Traffic	807,586	929,410	15.1	5,735,949	6,591,052	14.9
International Traffic	140,168	171,126	22.1	1,040,773	1,202,696	15.6
Total Traffic	4,610,496	4,830,925	4.8	35,594,928	37,859,092	6.4
Domestic Traffic	2,981,345	3,208,977	7.6	21,422,311	23,470,973	9.6
International Traffic	1,629,151	1,621,948	(0.4)	14,172,617	14,388,119	1.5

Mexico Passenger Traffic
		August		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		1,504,479	1,546,236	2.8	10,487,408	11,078,558	5.6
CUN	Cancun	871,321	867,640	(0.4)	5,842,459	6,001,677	2.7
CZM	Cozumel	16,956	17,655	4.1	111,647	136,407	22.2
HUX	Huatulco	66,278	74,618	12.6	465,731	523,054	12.3
MID	Merida	192,640	218,032	13.2	1,450,230	1,683,745	16.1
MTT	Minatitlan	16,502	12,115	(26.6)	128,319	94,879	(26.1)
OAX	Oaxaca	75,525	93,255	23.5	553,089	660,885	19.5
TAP	Tapachula	27,243	30,222	10.9	200,146	242,101	21.0
VER	Veracruz	129,794	123,754	(4.7)	946,244	925,202	(2.2)
VSA	Villahermosa	108,220	108,945	0.7	789,543	810,608	2.7
International Traffic		1,400,697	1,369,110	(2.3)	12,494,986	12,485,616	(0.1)
CUN	Cancun	1,327,412	1,301,415	(2.0)	11,763,931	11,781,655	0.2
CZM	Cozumel	31,869	20,700	(35.0)	316,546	277,507	(12.3)
HUX	Huatulco	2,271	2,366	4.2	107,371	106,685	(0.6)
MID	Merida	18,739	17,541	(6.4)	156,052	143,676	(7.9)
MTT	Minatitlan	761	864	13.5	5,032	5,480	8.9
OAX	Oaxaca	10,030	15,739	56.9	67,791	100,345	48.0
TAP	Tapachula	1,430	1,517	6.1	11,248	9,468	(15.8)
VER	Veracruz	6,333	6,871	8.5	45,255	46,552	2.9
VSA	Villahermosa	1,852	2,097	13.2	21,760	14,248	(34.5)
Traffic Total Mexico		2,905,176	2,915,346	0.4	22,982,394	23,564,174	2.5
CUN	Cancun	2,198,733	2,169,055	(1.3)	17,606,390	17,783,332	1.0
CZM	Cozumel	48,825	38,355	(21.4)	428,193	413,914	(3.3)
HUX	Huatulco	68,549	76,984	12.3	573,102	629,739	9.9
MID	Merida	211,379	235,573	11.4	1,606,282	1,827,421	13.8
MTT	Minatitlan	17,263	12,979	(24.8)	133,351	100,359	(24.7)
OAX	Oaxaca	85,555	108,994	27.4	620,880	761,230	22.6
TAP	Tapachula	28,673	31,739	10.7	211,394	251,569	19.0
VER	Veracruz	136,127	130,625	(4.0)	991,499	971,754	(2.0)
VSA	Villahermosa	110,072	111,042	0.9	811,303	824,856	1.7

Passenger Traffic, San Juan Airport (LMM)
		August		% Chg	Year to date		% Chg
		2018	2019		2018	2019
SJU Total		757,566	815,043	7.6	5,835,812	6,501,170	11.4
Domestic Traffic		669,280	733,331	9.6	5,198,954	5,801,363	11.6
International Traffic		88,286	81,712	(7.4)	636,858	699,807	9.9

Colombia Passenger Traffic Airplan
		August		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		807,586	929,410	15.1	5,735,949	6,591,052	14.9
MDE	Rionegro	578,328	681,701	17.9	4,034,820	4,782,801	18.5
EOH	Medellin	94,307	100,487	6.6	687,495	708,345	3.0
MTR	Monteria	82,366	87,511	6.2	599,591	647,864	8.1
APO	Carepa	17,147	19,548	14.0	128,341	143,361	11.7
UIB	Quibdo	28,392	32,500	14.5	229,899	246,693	7.3
CZU	Corozal	7,046	7,663	8.8	55,803	61,988	11.1
International Traffic		140,168	171,126	22.1	1,040,773	1,202,696	15.6
MDE	Rionegro	140,168	171,126	22.1	1,040,773	1,202,696	15.6
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		947,754	1,100,536	16.1	6,776,722	7,793,748	15.0
MDE	Rionegro	718,496	852,827	18.7	5,075,593	5,985,497	17.9
EOH	Medellin	94,307	100,487	6.6	687,495	708,345	3.0
MTR	Monteria	82,366	87,511	6.2	599,591	647,864	8.1
APO	Carepa	17,147	19,548	14.0	128,341	143,361	11.7
UIB	Quibdo	28,392	32,500	14.5	229,899	246,693	7.3
CZU	Corozal	7,046	7,663	8.8	55,803	61,988	11.1

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

- END -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By:	/s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: September 4, 2019